[redacted]

09055456

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SECU[RITIES AND EXCHANGE COMMIS]SION
[Washin]gton, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SAYBROOK CAPITAL CORP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 WILSHIRE BLVD SUITE 850
(No. and Street)

SANTA MONICA (City) CA (State) 90401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BARBARA LUZZATTO 310)899-9200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOLTHOUSE CARLIN & VAN TRIGT LP
(Name – *if individual, state last, first, middle name*)

1601 CLOVERFIELD BLVD SUITE 300 SOUTH (Address) SANTA MONICA (City) CA (State) 90404 (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/11

OATH OR AFFIRMATION

I, Jon P. Scholz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Saybrook Capital Corp, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RACHEL MARIE WRIGHT
Commission # 1820421
Notary Public - California
Los Angeles County
My Comm. Expires Oct 28, 2012

Signature

Partner

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAYBROOK CAPITAL CORP.

FINANCIAL STATEMENTS,
SUPPLEMENTAL SCHEDULES
AND
INDEPENDENT AUDITORS' REPORTS
DECEMBER 31, 2008 AND 2007

SAYBROOK CAPITAL CORP.

DECEMBER 31, 2008 AND 2007
TABLE OF CONTENTS

All other supplemental information required by Rule 17a-5 and the Statement of Changes in Liabilities Subordinated to Claim of General Creditors has not been provided as the Registrant is excluded from the disclosure requirement or it is not applicable.

HCVT
CERTIFIED PUBLIC ACCOUNTANTS
HOLTHOUSE CARLIN & VAN TRIGT LLP

Independent Auditors' Report

To the Board of Directors of
Saybrook Capital Corp.:

We have audited the accompanying statements of financial condition of Saybrook Capital Corp., a Delaware corporation, as of December 31, 2008 and 2007, and the related statements of operations and comprehensive loss, changes in shareholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Security Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saybrook Capital Corp. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 19, 2009

SAYBROOK CAPITAL CORP.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2008 AND 2007

Assets

	2008	2007
Current assets		
Cash and cash equivalents	$ 211,767	$ 214,974
Marketable security, at fair market value	-	52,500
Total current assets	211,767	267,474
Property, equipment and leasehold improvements		
Furniture and equipment	28,161	28,161
Leasehold improvements	7,451	7,451
Total property, equipment and leasehold improvements	35,612	35,612
Less: accumulated depreciation and amortization	(35,612)	(35,612)
Net property, equipment and leasehold improvements	-	-
Other assets		
Notes receivable	15,632	21,457
Due from affiliates, net	-	280
Total other assets	15,632	21,737
Total assets	$ 227,399	$ 289,211

Liabilities and Shareholders' Equity

	2008	2007
Current liabilities		
Accounts payable and accrued expenses	$ 450	$ 450
Due to affiliates, net	17	-
Total current liabilities	467	450
Commitments and contingencies (Notes 1,2,4,5,6 and 7)		
Shareholders' equity	226,932	288,761
Total liabilities and shareholders' equity	$ 227,399	$ 289,211

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Income		
Loss on sale of investment	$ (81,300)	$ -
FINRA one-time special member payment	-	35,000
Interest income	1,428	5,690
Other income	496	1,079
Total income (loss)	(79,376)	41,769
Operating expenses		
Dues and subscriptions	2,905	2,673
Insurance	1,108	1,108
Professional fees - accounting	15,945	16,415
Professional fees - legal	3,284	-
Office expenses	1,415	225
FINRA filing fees	2,595	2,555
Telephone	16	50
Total operating expenses	27,268	23,026
Operating income (loss) before California Franchise tax	(106,644)	18,743
California Franchise tax, net of refunds received	200	800
Net income (loss) before comprehensive income (loss)	(106,844)	17,943
Adjustments for comprehensive income (loss):		
Unrealized income (loss) on marketable security	-	(76,500)
Reclassification adjustment for losses reported in net income (Note 4)	45,015	-
Net comprehensive loss	$ (61,829)	$ (58,557)

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Common Stock		Additional Paid-In	Retained Earnings (Accumulated	Unrealized Gain (Loss) on	Total Shareholders'
	Shares	Amount	Capital	Deficit)	Investment	Equity
Balance, December 31, 2006	9,999	$ 10	$ 288,990	$ 26,833	$ 31,485	$ 347,318
Net comprehensive income (loss)	-	-	-	17,943	(76,500)	(58,557)
Balance, December 31, 2007	9,999	10	288,990	44,776	(45,015)	288,761
Net comprehensive income (loss)	-	-	-	(106,844)	45,015	(61,829)
Balance, December 31, 2008	9,999	$ 10	$ 288,990	$ (62,068)	$ -	$ 226,932

See notes to financial statements.

SAYBROOK CAPITAL CORP.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
Cash flows from operating activities:		
Net income (loss)	$ (106,844)	$ 17,943
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Loss on sale of investment	81,300	-
Due to (from) affiliates	297	(30)
Accounts payable and accrued expenses	-	450
Net cash provided by (used in) operating activities	(25,247)	18,363
Cash flows from investing activities:		
Proceeds from note receivable	5,825	5,821
Sale of marketable securities	16,215	-
Cash provided by investing activities	22,040	5,821
Net change in cash and cash equivalents	(3,207)	24,184
Cash and cash equivalents		
Beginning of year	214,974	190,790
End of year	$ 211,767	$ 214,974
Supplemental disclosures of cash flow information:		
Net cash paid during the year for state income taxes	$ 200	$ 800
Cash paid during the year for interest expense	$ -	$ -
Supplemental disclosure of non-cash investing transactions:		
Unrealized loss on marketable security	$ -	$ (76,500)
Reclassification adjustment for realized losses reported in net income	$ 45,015	$ -

See notes to financial statements.

SAYBROOK CAPITAL CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Saybrook Capital Corp., a Delaware corporation (the Company), incorporated on February 2, 1990, is a specialty investment advisor, with an emphasis in structured finance and public finance, including underwritings, restructurings and workouts, and financial advisory services for both taxable and tax-exempt securities. The Company is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority (FINRA).

Authorized Shares

The Company's Certificate of Incorporation authorized the issuance of 10,000 shares of common stock having a par value of $0.001 per share. As of December 31, 2008 and 2007 9,999 shares of common stock were outstanding.

Revenue Recognition

Revenue from management and monthly engagement fees are recognized when services are performed and earned. Success fees are recognized when the services are completed, any contingencies no longer exist and the Company anticipates the realization of income through future cash payments.

Property, Equipment and Leasehold Improvements

Equipment, furniture and leasehold improvements are stated at cost. Depreciation and amortization expense is calculated principally on an accelerated method over the estimated economic useful lives of the assets, which are five to seven years, or, for leasehold improvements, the term of the lease, if shorter. Equipment, furniture and leasehold improvements were fully depreciated as of April 2003.

Income Taxes

The Company has elected to be treated as an S-Corporation for federal and state income tax purposes. Accordingly, the Company is not liable for federal income taxes and is liable for state income taxes of 1.5 percent of taxable income. The Company has no significant timing differences for state tax reporting and, accordingly, there are no deferred state tax assets or liabilities.

Statements of Cash Flows

For purposes of the statements of cash flows, the Company considers all highly liquid unrestricted investments with an original maturity of three months or less to be cash equivalents.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. CONCENTRATION OF CREDIT AND BUSINESS RISK

The Company's cash and cash equivalents are maintained in various bank accounts. The Company has exposure to credit risk to the extent that its cash and cash equivalents exceed amounts covered by federal deposit insurance. The Company believes that its credit risk is not significant.

The Company shares office space with affiliated companies and receives administrative support and other services for which it is not charged. The Company's additional operating costs, if it was required to reimburse the affiliate, are not known (see Note 7).

The Company generated no investment advisory fee income for the years ended December 31, 2008 and 2007.

NOTE 3. NOTES RECEIVABLE

On October 3, 1995, the Company purchased an unsecured note receivable totaling $50,000, with interest at the rate of 15 percent payable semi-annually on March 1 and September 1. The principal balance was due June 30, 2004. Based upon the terms of the note, the Company received a secondary note receivable in the amount of $3,250, which represents the accrued interest on the note through March 1, 1996. The secondary note receivable carries the same terms as the primary note receivable (collectively, the Notes). In 2008 and 2007, the Company received $5,825 and $5,821, respectively, which was recorded as a reduction in the notes receivable. Due to the uncertainty of the collection of the notes, no interest income is being recorded.

NOTE 4. FAIR VALUE MEASUREMENT

During 2008, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No.157, *Fair Value Measurement* ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date.

NOTE 4. FAIR VALUE MEASUREMENT (Continued)

Valuation techniques used to measure fair value under FAS 157 must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value. As required by FAS 157 the Company's investments are classified within the fair value hierarchy based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy under FAS 157 and its applicability to the Company's investments are described below:

Level 1 – Pricing inputs are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 – Pricing inputs are quoted prices for similar investments, or inputs that are observable, either directly or indirectly, for substantially the full term through corroboration with observable market data. Level 2 includes investments valued at quoted prices adjusted for legal or contractual restrictions specific to these investments.

Level 3 – Pricing inputs are unobservable, supported by little or no market activity, and reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability.

In May 2004, the Company purchased 150,000 units of Tremisis Energy Acquisition Corp for $97,515 which is classified as a Level 1 investment. Tremisis Energy Acquisition Corp was acquired by Ram Energy Resources, Inc in 2006. An unrealized loss on marketable security of $76,500 was recognized in 2007 and accumulated unrealized loss on investment of $45,015 was reported in the accompanying statement of changes in shareholders' equity as of December 31, 2007. The Company sold its entire investment in marketable securities in 2008. Accumulated unrealized loss of $45,015 has been reclassified from net comprehensive loss and a realized loss on investment of $81,300 has been reported in net loss before comprehensive loss in the statement of operations and comprehensive loss as of December 31, 2008.

NOTE 5. OFFICE LEASE

During 2007, the Company, which leases office space under an operating lease, amended the lease to extend the term through February 28, 2013. The Company's affiliates utilize the leased facilities. The amended lease requires monthly rental payments, beginning March 1, 2008 of $45,579, which increases annually by 4 percent. The Company is a signatory to this lease; however, an affiliate of the Company makes the lease payments and incurs the rent expense. As of December 31, 2008 and 2007, all required lease payments have been made by the affiliate.

NOTE 5. OFFICE LEASE (Continued)

Future annual noncancelable rental commitments are as follows:

2009	$	565,176
2010		587,783
2011		611,294
2012		635,746
2013		106,641
Total	$	2,506,640

NOTE 6. NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1). In accordance with the net capital provisions of Rule 15c3-1, the Company is required to maintain a minimum net capital, defined as the greater of $100,000 or 6 2/3 percent of the Company's total aggregated indebtedness and a maximum net capital ratio of 15 to 1. The basic concept of the net capital rule is liquidity; its objective being to require a broker-dealer to have at all times sufficient liquid assets to meet its current liabilities.

At December 31, 2008, the Company had net capital of $211,300, which exceeded the minimum requirement ($100,000) by $111,300 and had an aggregated indebtedness to net capital ratio of .00 to 1. The Company may have future capital withdrawals, but management intends to limit these distributions so they will not cause the Company to be in violation of its net capital requirements.

NOTE 7. RELATED PARTY TRANSACTIONS

General Operating Expenses

An entity owned by the shareholders of the Company pays for all employee costs and certain operating expenses of the Company, except those expenses directly relating to broker-dealer transactions. As a result, the Company, at the discretion of the shareholders, pays a management fee to the related entity to reimburse for significant general operating expenses. No management fee was charged for these services for the years ended December 31, 2008 and 2007.

SAYBROOK CAPITAL CORP.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

	Accounts From		
	Audited Financial Statements	Unaudited FOCUS Part II	Difference Increase (Decrease)
Total Shareholders' Equity	$ 226,932	$ 226,932	$ -
Deductions and/or Charges			
Non-allowable assets included in the following statement of financial condition captions:			
Note receivable	15,632	15,632	-
Other assets	-	-	-
Total Non-Allowable Assets	15,632	15,632	-
Net capital before haircuts	211,300	211,300	-
Haircuts on securities	-	-	-
Undue concentration	-	-	-
Net capital	$ 211,300	$ 211,300	$ -
Total Aggregated Indebtedness	$ 467	$ 467	$ -
Minimum Net Capital - 6 2/3% of A.I.	$ 31	$ 31	
Minimum Net Capital Required	$ 100,000	$ 100,000	
Excess Net Capital	$ 111,300	$ 111,300	
Excess Net Capital at 1000%	$ 211,253	$ 211,253	
Ratio of Aggregated Indebtedness to Net Capital	0.00 to 1	0.00 to 1	

See notes to financial statements.

SAYBROOK CAPITAL CORP.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT
TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

SAYBROOK CAPITAL CORP.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2008

The provisions of this rule shall not be applicable to the Company, pursuant to Rule 15c3-3 (k) (2) (ii), who, as a broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See notes to financial statements.

HCVT CERTIFIED PUBLIC ACCOUNTANTS HOLTHOUSE CARLIN & VAN TRIGT LLP

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3

To Board of Directors of
Saybrook Capital Corp.:

In planning and performing our audit of the financial statements and supplemental information of Saybrook Capital Corp. (the Company) for the year ended December 31, 2008, we considered its internal control over financial reporting, including control activities for safeguarding securities (collectively, internal controls), as a basis for designing our audit procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls. Accordingly, we do not express an opinion on the effectiveness of the Company's internal controls.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 for a Broker-Dealer
Claiming an Exemption from SEC Rule 15c3-3
(Continued)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal controls.

A material weakness is a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal controls.

Our consideration of internal controls was for the limited purposes described in the first paragraph and would not necessarily identify all deficiencies in internal controls that might be significant deficiencies or material weaknesses. We did not identify any deficiencies in internal controls that we consider to be significant deficiencies or material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material weakness for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management, the SEC, the New York Stock Exchange and other information and regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in the regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Holthouse Carlin & Van Trigt LLP

Santa Monica, California
February 19, 2009

END